                                                       COMMISSION FILE NO. 1-496

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1998




                               Title of the Plan:


           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

              Issuer of the securities held pursuant to the Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN




                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1998 and 1997



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                 for the years ended December 31, 1998 and 1997


                         NOTES TO FINANCIAL STATEMENTS


                            SUPPLEMENTAL SCHEDULES:
      Item 27a - Assets Held for Investment Purposes at December 31, 1998
                 Item 27d - Schedule of Reportable Transactions
                      for the Year Ended December 31, 1998


                       REPORT OF INDEPENDENT ACCOUNTANTS


                                 EXHIBIT INDEX

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401 (k) PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1998

                                  NONPARTICIPANT
                                     DIRECTED                                 PARTICIPANT DIRECTED
                                   -------------- ----------------------------------------------------------------------------------
                                                                             PUTNAM FUND                 PUTNAM NEW      PUTNAM
                                                                 PUTNAM      FOR GROWTH   PUTNAM MONEY  OPPORTUNITIES    S&P 500
                                    ESOP FUND     STOCK FUND   VOYAGER FUND  AND INCOME   MARKET FUND        FUND       INDEX FUND
                                  -------------   -----------  ------------  -----------  ------------  -------------  -----------
ASSETS
Investments at fair value          $159,565,985    $11,670,615  $51,969,856   $40,022,931  $37,019,453     $18,097,287   $10,390,961
Contribution receivable                 302,524             --           --            --           --              --            --
Cash                                     69,551         51,407           --            --           --              --            --
                                   ------------    -----------  -----------   -----------  -----------     -----------   -----------
Total Assets                        159,938,060     11,722,022   51,969,856    40,022,931   37,019,453      18,097,287    10,390,961
                                   ------------    -----------  -----------   -----------  -----------     -----------   -----------
LIABILITIES
Accrued interest payable                302,524             --           --            --           --              --            --
Loan payable                         93,500,000             --           --            --           --              --            --
                                   ------------    -----------  -----------   -----------  -----------     -----------   -----------
Net Assets Available for Benefits  $ 66,135,536    $11,722,022  $51,969,856   $40,022,931  $37,019,453     $18,097,287   $10,390,961
                                   ============    ===========  ===========   ===========  ===========     ===========   ===========

                                                                          PARTICIPANT DIRECTED
                                   -------------------------------------------------------------------------------------------------
                                                                                           PUTNAM ASSET  PUTNAM ASSET  PUTNAM ASSET
                                    PUTNAM U.S.  PUTNAM INT'L                               ALLOCATION    ALLOCATION    ALLOCATION
                                    GOVERNMENT      GROWTH     PUTNAM LOAN  PUTNAM OTC &     BALANCED       GROWTH      CONSERVATIVE
                                   INCOME TRUST      FUND         FUND      EMERGING FUND      FUND          FUND          FUND
                                   ------------  ------------  -----------  -------------  ------------  ------------   ------------
ASSETS
Investments at fair value           $9,209,912    $5,034,757   $3,622,167    $2,556,389     $1,643,412    $1,058,525      $891,617
Contribution receivable                     --            --           --            --             --            --            --
Cash                                        --            --           --            --             --            --            --
                                    ----------    ----------   ----------    ----------     ----------    ----------      --------
Total Assets                         9,209,912     5,034,757    3,622,167     2,556,389      1,643,412     1,058,525       891,617
                                    ----------    ----------   ----------    ----------     ----------    ----------      --------
LIABILITIES
Accrued interest payable                    --            --           --            --             --            --            --
Loan payable                                --            --           --            --             --            --            --
                                    ----------    ----------   ----------    ----------     ----------    ----------      --------
Net Assets Available for Benefits   $9,209,912    $5,034,757   $3,622,167    $2,556,389     $1,643,412    $1,058,525      $891,617
                                    ==========    ==========   ==========    ==========     ==========    ==========      ========

                                       TOTAL
                                    ------------
ASSETS
Investments at fair value           $352,753,867
Contribution receivable                  302,524
Cash                                     120,958
                                    ------------
Total Assets                         353,177,349
                                    ------------
LIABILITIES
Accrued interest payable                 302,524
Loan payable                          93,500,000
                                    ------------
Net Assets Available for Benefits   $259,374,825
                                    ============

The accompanying notes are an integral part of these financial statements.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401 (k) PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                  NONPARTICIPANT
                                    DIRECTED                                  PARTICIPANT DIRECTED
                                  --------------  ----------------------------------------------------------------------------------
                                                                              PUTNAM FUND   PUTNAM NEW                   PUTNAM U.S.
                                                                   PUTNAM     FOR GROWTH   OPPORTUNITIES  PUTNAM MONEY   GOVERNMENT
                                    ESOP FUND     STOCK FUND    VOYAGER FUND  AND INCOME       FUND       MARKET FUND   INCOME TRUST
                                   ------------   -----------   ------------  -----------  -------------  ------------  ------------
ASSETS
Investments at fair value          $159,596,410   $31,315,271   $47,151,542   $41,532,541   $14,092,470   $9,532,006    $6,585,642
Contribution receivable                 285,285            --            --            --            --           --            --
Cash                                     63,148        37,820            --            --            --           --            --
                                   ------------   -----------   -----------   -----------   -----------   ----------    ----------
Total Assets                        159,944,843    31,353,091    47,151,542    41,532,541    14,092,470    9,532,006     6,585,642
                                   ------------   -----------   -----------   -----------   -----------   ----------    ----------
LIABILITIES
Accrued interest payable                285,285            --            --            --            --           --            --
Loan payable                         94,500,000            --            --            --            --           --            --
                                   ------------   -----------   -----------   -----------   -----------   ----------    ----------
Net Assets Available for Benefits  $ 65,159,558   $31,353,091   $47,151,542   $41,532,541   $14,092,470   $9,532,006    $6,585,642
                                   ============   ===========   ===========   ===========   ===========   ==========    ==========

                                                                     PARTICIPANT DIRECTED
                                   ----------------------------------------------------------------------------------------------
                                                                                         PUTNAM ASSET  PUTNAM ASSET
                                                               PUTNAM                     ALLOCATION    ALLOCATION   PUTNAM ASSET
                                   PUTNAM INT'L  PUTNAM LOAN   S&P 500    PUTNAM OTC &     BALANCED    CONSERVATIVE   ALLOCATION
                                   GROWTH FUND      FUND      INDEX FUND  EMERGING FUND      FUND      GROWTH FUND       FUND
                                   ------------  -----------  ----------  -------------  ------------  ------------  ------------
ASSETS
Investments at fair value           $3,738,088   $3,718,866   $2,992,187   $1,593,400     $1,230,428    $707,287       $623,647
Contribution receivable                     --           --           --           --             --          --             --
Cash                                        --           --           --           --             --          --             --
                                    ----------   ----------   ----------   ----------     ----------    --------       --------
Total Assets                         3,738,088    3,718,866    2,992,187    1,593,400      1,230,428     707,287        623,647
                                    ----------   ----------   ----------   ----------     ----------    --------       --------
LIABILITIES
Accrued interest payable                    --           --           --           --             --          --             --
Loan payable                                --           --           --           --             --          --             --
                                    ----------   ----------   ----------   ----------     ----------    --------       --------
Net Assets Available for Benefits   $3,738,088   $3,718,866   $2,992,187   $1,593,400     $1,230,428    $707,287       $623,647
                                    ==========   ==========   ==========   ==========     ==========    ========       ========

                                         TOTAL
                                     ------------
ASSETS
Investments at fair value            $324,409,785
Contribution receivable                   285,285
Cash                                      100,968
                                     ------------
Total Assets                          324,796,038
                                     ------------
LIABILITIES
Accrued interest payable                  285,285
Loan payable                           94,500,000
                                     ------------
Net Assets Available for Benefits    $230,010,753
                                     ============

The accompanying notes are an integral part of these financial statements.

           BETZDEARB0RN INC. EMPLOYEE STOCK OWNERSHIP AND 401 (k) PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998

                                                   NONPARTICIPANT    PARTICIPANT
                                                     DIRECTED          DIRECTED
                                                  -------------      ------------


                                                   ESOP FUND          STOCK FUND
                                                  ------------      ------------
NET ASSETS AT DECEMBER 31, 1997                   $ 65,159,558   $ 31,353,091
Add:          Contributions from employer            1,720,846
              Contributions from employees                          1,286,732
              Loan repayments from
                employees                                             258,127
              Investment income                      7,260,929        736,917
Deduct:       Loans issued                                           (305,413)
              Benefit payments                      (4,177,403)    (1,999,324)
              Interest expense                      (7,975,372)
              Administrative expenses                                  (1,359)
Change in market value                               4,146,978      7,052,218
Interfund transfers                                          0    (26,658,967)
                                                  ------------   ------------

NET ASSETS AT DECEMBER 31, 1998                   $ 66,135,536   $ 11,722,022
                                                  ============   ============


                                                                          PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------------
                                                          PUTNAM FUND                    PUTNAM NEW                   PUTNAM U.S.
                                          PUTNAM VOYAGER   FOR GROWTH    PUTNAM MONEY   OPPORTUNITIES  PUTNAM S&P 500  GOVERNMENT
                                              FUND        AND INCOME     MARKET FUND        FUND        INDEX FUND    INCOME TRUST
                                         --------------  ------------   ------------   ------------   --------------  ------------
NET ASSETS AT DECEMBER 31, 1997            $ 47,151,542   $ 41,532,541   $  9,532,006   $ 14,092,470    $  2,992,187   $ 6,585,642
Add:     Contributions from employer
         Contributions from employees         3,445,865      2,824,770      1,048,148      2,133,761         944,489       490,641
         Loan repayments from employees         572,428        421,251        291,025        329,065          88,254        76,379
         Investment income                    3,516,897      3,629,668        861,134        549,114                       442,314
Deduct:  Loans issued                          (612,748)      (437,091)      (232,816)      (303,917)        (53,095)      (75,163)
         Benefit payments                    (3,434,858)    (3,755,049)    (4,372,438)    (1,515,577)       (391,453)     (646,524)
         Interest expense
         Administrative expenses                 (2,465)        (1,767)          (999)        (1,035)           (246)         (308)
Change in market value                        6,854,906      1,914,643                     3,045,853       1,533,987           320
Interfund transfers                          (5,521,711)    (6,106,035)    29,893,393       (232,447)      5,276,838     2,336,611
                                           ------------   ------------   ------------   ------------    ------------   -----------

NET ASSETS AT DECEMBER 31, 1998            $ 51,969,856   $ 40,022,931   $ 37,019,453   $ 18,097,287    $ 10,390,961   $ 9,209,912
                                           ============   ============   ============   ============    ============   ===========

                                                                      PARTICIPANT DIRECTED
                                      ------------------------------------------------------------------------------------
                                                                                 PUTNAM ASSET  PUTNAM ASSET   PUTNAM ASSET
                                                                                  ALLOCATION    ALLOCATION    ALLOCATION
                                      PUTNAM INT'L  PUTNAM LOAN   PUTNAM OTC &     BALANCED       GROWTH      CONSERVATIVE
                                       GROWTH FUND     FUND       EMERGING FUND      FUND          FUND           FUND
                                       -----------   -----------   -------------  ------------  ------------   ------------
NET ASSETS AT DECEMBER 31, 1997        $ 3,738,088   $ 3,718,866    $ 1,593,400   $ 1,230,428    $   623,647   $    707,287
Add:    Contributions from employer
        Contributions from employees       554,160                      460,228       180,605        492,890         57,574
        Loan repayments from employees      68,343    (2,250,712)        53,385        26,708         50,902         14,845
        Investment income                  144,917       370,047         79,802        52,816         27,454         47,139
Deduct: Loans issued                       (32,108)    2,120,878        (42,805)       (6,454)       (14,850)        (4,418)
        Benefit payments                  (357,487)     (336,912)       (63,991)     (117,138)       (42,526)      (360,481)
        Interest expense
        Administrative expenses               (104)                        (144)          (44)           (84)           (38)
Change in market value                     555,329                      218,257       111,311         91,874         33,665
Interfund transfers                        363,619                      258,257       165,180       (170,782)       396,044
                                       -----------   -----------    -----------   -----------    -----------   ------------

NET ASSETS AT DECEMBER 31, 1998        $ 5,034,757   $ 3,622,167    $ 2,556,389   $ 1,643,412    $ 1,058,525   $    891,617
                                       ===========   ===========    ===========   ===========    ===========   ============

                                                 TOTAL
                                            -------------
NET ASSETS AT DECEMBER 31, 1997             $ 230,010,753
Add:     Contributions from employer            1,720,846
         Contributions from employees          13,919,863
         Loan repayments from employees                --
         Investment income                     17,719,148
Deduct:  Loans issued                                  --
         Benefit payments                     (21,571,161)
         Interest expense                      (7,975,372)
         Administrative expenses                   (8,593)
Change in market value                         25,559,341
Interfund transfers                                    --
                                            -------------

NET ASSETS AT DECEMBER 31, 1998             $ 259,374,825
                                            =============

The accompanying notes are an integral part of these financial statements.

           BETZDEARB0RN INC. EMPLOYEE STOCK OWNERSHIP AND 401 (k) PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997

                                          NONPARTICIPANT  PARTICIPANT
                                             DIRECTED       DIRECTED
                                          -------------- ------------


                                           ESOP FUND      STOCK FUND
                                          ------------   ------------
NET ASSETS AT DECEMBER 31, 1996           $ 66,941,910   $ 31,913,196
Add:    Contributions from employer          1,491,159
        Contributions from employees                        2,156,742
        Loan repayments from
          employees                                           295,157
        Investment income                    7,664,996        801,842
Deduct: Loans issued                                         (626,441)
        Benefit payments                    (2,150,392)    (1,583,746)
        Interest expense                    (8,136,392)
        Administrative expenses                                (3,711)
Change in market value                        (651,723)     1,546,956
Interfund transfers                                  0     (3,146,904)
                                          ------------   ------------

NET ASSETS AT DECEMBER 31, 1997           $ 65,159,558   $ 31,353,091
                                          ============   ============

                                                                           PARTICIPANT DIRECTED
                                          ----------------------------------------------------------------------------------------
                                                         PUTNAM FUND FOR  PUTNAM NEW                  PUTNAM U.S.
                                          PUTNAM VOYAGER   GROWTH AND    OPPORTUNITIES  PUTNAM MONEY   GOVERNMENT     PUTNAM INT'L
                                               FUND          INCOME          FUND       MARKET FUND   INCOME TRUST    GROWTH FUND
                                          --------------  ------------   -------------  -----------   ------------    ------------
NET ASSETS AT DECEMBER 31, 1996            $ 38,799,167   $ 30,892,121   $ 10,462,397   $ 8,775,990   $ 5,673,604             $--
Add:    Contributions from employer
        Contributions from employees          4,124,564      3,298,257      2,432,482       785,031       660,589         279,792
        Loan repayments from
          employees                             519,749        366,279        269,244       135,966        65,583          26,724
        Investment income                     2,815,139      5,291,160        311,138       478,026       383,362         230,250
Deduct: Loans issued                           (723,142)      (518,221)      (203,781)     (181,697)      (87,156)        (23,929)
        Benefit payments                     (2,201,597)    (2,084,107)      (507,977)   (1,228,465)     (453,293)        (18,769)
        Interest expense
        Administrative expenses                  (6,569)        (5,128)        (2,311)       (1,748)         (910)           (229)
Change in market value                        6,902,946      2,600,563      2,067,671             8       123,614        (129,709)
Interfund transfers                          (3,078,715)     1,691,617       (736,393)      768,895       220,249       3,373,958
                                           ------------   ------------   ------------   -----------   -----------     -----------

NET ASSETS AT DECEMBER 31, 1997            $ 47,151,542   $ 41,532,541   $ 14,092,470   $ 9,532,006   $ 6,585,642     $ 3,738,088
                                           ============   ============   ============   ===========   ===========     ===========

                                                                                  PARTICIPANT DIRECTED
                                          ---------------------------------------------------------------------------------------
                                                                                                      PUTNAM ASSET
                                                                                       PUTNAM ASSET    ALLOCATION   PUTNAM ASSET
                                          PUTNAM LOAN   PUTNAM S&P 500  PUTNAM OTC &    ALLOCATION    CONSERVATIVE   ALLOCATION
                                              FUND        INDEX FUND    EMERGING FUND  BALANCED FUND      FUND       GROWTH FUND
                                          -----------   --------------  -------------  -------------  ------------  ------------
NET ASSETS AT DECEMBER 31, 1996           $ 2,880,805    $        --     $        --    $        --    $      --    $         --
Add:    Contributions from employer
        Contributions from employees               --        390,774         271,557         69,177       17,707         167,916
        Loan repayments from employees     (1,814,470)        27,723          44,025          9,876        3,004          13,331
        Investment income                     316,733                                        99,000       28,704          45,938
Deduct: Loans issued                        2,483,603        (16,953)        (13,770)       (11,567)     (24,293)         (4,820)
        Benefit payments                     (147,805)      (247,296)         (4,345)        (6,841)      (6,325)        (24,969)
        Interest expense
        Administrative expenses                                 (181)           (135)           (80)         (32)            (96)
Change in market value                                       280,577         115,498        (33,437)     (15,547)        (15,210)
Interfund transfers                                 0      2,557,543       1,180,570      1,104,300      704,069         441,557
                                          -----------    -----------     -----------    -----------    ---------    ------------

NET ASSETS AT DECEMBER 31, 1997           $ 3,718,866    $ 2,992,187     $ 1,593,400    $ 1,230,428    $ 707,287    $    623,647
                                          ===========    ===========     ===========    ===========    =========    ============

                                          ---------------
                                           PUTNAM GLOBAL
                                            GROWTH FUND          TOTAL
                                           -------------     -------------
NET ASSETS AT DECEMBER 31, 1996             $  4,171,205     $ 200,510,395
Add:    Contributions from employer                              1,491,159
        Contributions from employees             492,721        15,147,309
        Loan repayments from employees            37,809                --
        Investment income                                       18,466,288
Deduct: Loans issued                             (47,833)               --
        Benefit payments                        (208,779)      (10,874,706)
        Interest expense                                        (8,136,392)
        Administrative expenses                     (322)          (21,452)
Change in market value                           635,945        13,428,152
Interfund transfers                           (5,080,746)               --
                                            ------------     -------------

NET ASSETS AT DECEMBER 31, 1997             $         --     $ 230,010,753
                                            ============     =============

The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan ("Plan") is a defined contribution plan, which covers substantially all domestic employees of the former BetzDearborn Inc. who have attained age 21. (See Note 2.)

         The BetzDearborn 401(k) program was previously integrated with the Employee Stock Ownership Plan ("ESOP"). Under the 401(k) provisions of the Plan, employees could contribute on a pretax basis 2% to 15% of salary, the first 4% being matched 25% by BetzDearborn through the date of acquisition. This was continued by Hercules through year-end 1998. Beginning January 1, 1999, the Company match was increased to 50% of the first 6% of the participants' contribution. The company's match is made in the form of Hercules Common Stock since the acquisition date. Previously, the match was in BetzDearborn Inc. Series A ESOP Convertible Preferred shares. As of October 15, 1998, all preferred shares were exchanged for Hercules common shares.

         After satisfying the 401(k) matching contributions and dividends, the remaining allocable common shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are held by Putnam Fiduciary Trust Company (Trustee). The Trustee also performs recordkeeping for the Plan.

         The Plan includes an employee loan provision authorizing participants to borrow up to 50% of withholdings and earnings, up to $50,000. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months. The loans bear interest at a rate of 2% over prime, set on the first day of each quarter. The loans are repaid over the term in bi-weekly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. Marketable securities and investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. Series A ESOP Convertible Preferred Stock of the former BetzDearborn Inc. was stated at aggregate current value as determined by an independent securities appraisal company. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan presents the net appreciation (depreciation) in fair value of its investments and realized gains and losses on sales of investments in the statement of changes in net assets available for benefits under "Change in Market Value."

         Although it has not expressed any intent to do so, Hercules has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     ACQUISITION

         On October 15, 1998, Hercules Incorporated acquired all of the outstanding common stock of BetzDearborn Inc. for $72 per share and exchanged $186 million in Hercules Common Stock for the Series A Convertible Preferred shares held by the BetzDearborn ESOP Trust. Hercules became the sponsor of the BetzDearborn ESOP and related trust as a long-term benefit for substantially all of BetzDearborn's U.S. employees.


3.     INVESTMENTS

         The following investment media are available under the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan:

         1. The Stock Fund invests in Hercules Incorporated Common Stock as of October 15, 1998. Previously, the Stock Fund invested in BetzDearborn Inc. Common Stock.
         2. Putnam Voyager Fund invests in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations.
         3. The Putnam Fund for Growth and Income invests mainly in attractively priced stocks of companies that offer long-term growth potential while also providing income.
         4. Putnam Money Market Fund invests in short-term, high-quality money market securities in an attempt to provide current income and safety of principal.
         5. Putnam New Opportunities Fund invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth potential.
         6. Putnam S&P 500 Index Fund seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.
         7. Putnam U.S. Government Income Trust seeks current income consistent with capital preservation by investing mostly in securities backed by the full faith and credit of the U.S. government.
         8. Putnam International Growth Fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
         9. Putnam OTC & Emerging Growth Fund invests mainly in stocks of small to midsize emerging growth companies.
         10. Putnam Asset Allocation Balanced Portfolio is designed for the investor who is willing to accept a moderate level of risk in a portfolio balanced between stocks and bonds.
         11. Putnam Asset Allocation Growth Portfolio is designed for the investor who is willing to accept a higher level of risk and/or whose investment horizon is long term.
         12. Putnam Asset Allocation Conservative Portfolio is designed for the investor who is concerned with preserving not only principal but also the purchasing power of assets.

         There were 4,366 participants at December 31, 1998 who participated in one or more of the investment media. At December 31, 1998 the number of participants in each of the investment media was as follows:

         ESOP ...................................................  3,739
         Putnam Voyager Fund.....................................  2,509
         The Putnam Fund for Growth and Income...................  2,421
         Putnam Money Market Fund................................  2,224
         Putnam New Opportunities Fund...........................  1,672
         Stock Fund .............................................  1,252
         Putnam U.S. Government Income Trust.....................  1,087
         Putnam S&P 500 Index Fund...............................    873
         Putnam International Growth Fund........................    621
         Putnam OTC & Emerging Growth Fund.......................    502
         Putnam Asset Allocation Growth Portfolio................    240
         Putnam Asset Allocation Balanced Portfolio..............    188
         Putnam Asset Allocation Conservative Portfolio..........    121

4.     ESOP LOAN, COMPANY LOAN GUARANTEE, AND EMPLOYER CONTRIBUTIONS

         The ESOP loan is secured by the unallocated shares of Hercules Incorporated Common Stock and is guaranteed by the Company. At December 31, 1998, the Plan held 4,052,556 unallocated shares of the Common Stock with a fair value of $110,938,723. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.56% from January 1, 1997 to December 2, 1997; 8.36% from December 3, 1997 to October 15, 1998; and 8.96% from October 16, 1998 to December 31, 1998. Debt service contributions paid to the ESOP during 1998 and 1997 totaled $8,958,133 and $9,123,600, respectively, including dividends of $7,246,126 and $7,653,633, respectively. An additional contribution of $302,524 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1998.

         The ESOP loan matures on June 19, 2009 and requires principal payments of $1,000,000 in 1999, $1,500,000 in 2000, $2,500,000 in 2001, $4,000,000 in
2002, $5,000,000 in 2003, and $79,500,000 thereafter. The Company is obligated to maintain certain financial ratios and meet certain net worth and indebtedness tests.

5.     TRANSACTIONS WITH PARTIES-IN-INTEREST

         In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to approximately $221,000 and $130,000 in 1998 and 1997, respectively.

6.     TAX STATUS

         The United States Treasury Department advised on April 2, 1999, that the Plan as amended through April 9, 1998 is a qualified plan under Section 401(a) of the Internal Revenue Code and whose trust is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                         SUPPLEMENTAL SCHEDULE ITEM 27a
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                        DESCRIPTION OF
                                                          INVESTMENT
                                                      INCLUDING MATURITY
          IDENTITY OF ISSUE, BORROWER,              DATE, RATE OF INTEREST,
                OR SIMILAR PARTY                    PAR, OR MATURITY VALUE         COST          MARKET
----------------------------------------------------------------------------------------------------------
COMMON STOCK:
  *Hercules Incorporated - ESOP                          5,828,894 shares      $184,338,786   $159,565,985
  *Hercules Incorporated                                   426,323 shares         5,803,883     11,670,615

MUTUAL FUNDS:
  * Putnam Voyager Fund                                  2,370,887 units         36,276,502     51,969,856
  * Putnam Fund for Growth & Income                      1,953,290 units         33,703,511     40,022,931
  * Putnam Money Market Fund                            37,019,453 units         37,019,453     37,019,453
  * Putnam New Opportunities Fund                          309,725 units         14,198,712     18,097,287
  * Putnam S&P 500 Index Fund                              359,175 units          8,826,234     10,390,961
  * Putnam U.S. Government Income Trust                  7,019,744 units          9,200,767      9,209,912
  * Putnam International Growth Fund                       261,817 units          4,704,679      5,034,757
  * Putnam OTC & Emerging Fund                             148,196 units          2,280,021      2,556,389
  * Putnam Asset Allocation Balanced Fund                  136,836 units          1,568,407      1,643,412
  * Putnam Asset Allocation Growth Fund                     77,661 units            991,683      1,058,525
  * Putnam Asset Allocation Conservative Fund               85,897 units            883,252        891,617

LOAN FUND:
  * Putnam Loan Fund                           Participant loans; between
                                                     8% to 10.5% interest                 0      3,622,167
                                                                               ---------------------------
Total assets held for investment purposes                                      $339,795,890   $352,753,867
                                                                               ===========================


*Indicates party-in-interest to the Plan.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                            SUPPLEMENTAL SCHEDULE 27d
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                                      PURCHASE
IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                           PRICE
--------------------------                              --------------------                           -----
CATEGORY (i): INDIVIDUAL
TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS

*Putnam Fiduciary Trust              Putnam Money Market Fund:
                                          Purchased 45,509,097 units                                   $ 45,509,097

*Putnam Fiduciary Trust              BetzDearborn Inc. Common Stock:
                                          Sold 867,799 shares                                          $        --

*Putnam Fiduciary Trust              BetzDearborn Inc. Series A ESOP
                                     Convertible Preferred Stock:
                                          Sold 468,747 shares                                          $        --

*Putnam Fiduciary Trust              Hercules, Inc. Common Stock:
                                          Purchased 5,890,872 shares                                   $186,298,848

CATEGORY (iii): SERIES OF
SECURITIES TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS

*Putnam Fiduciary Trust              Putnam Money Market Fund:
                                          Purchased 61,629,861 units in 443 transactions;
                                          Sold 34,142,666 units in 321 transactions                    $ 61,629,861

*Putnam Fiduciary Trust              Putnam Fund for Growth and Income
                                          Sold 820,068 units in 368 transactions                       $        --

*Putnam Fiduciary Trust              BetzDearborn Inc. Common Stock:
                                          Purchased 483,085 shares in 222 transactions;
                                          Sold 995,025 shares in 289 transactions                      $ 28,603,844

*Putnam Fiduciary Trust              BetzDearborn Inc. Series A ESOP Convertible
                                          Preferred Stock:
                                          Sold 475,371 shares in 37 transactions                       $        --


                                      SELLING           COST OF              GAIN
IDENTITY OF PARTY INVOLVED             PRICE             ASSET              (LOSS)
--------------------------             -----             -----              ------
CATEGORY (i): INDIVIDUAL
TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS

*Putnam Fiduciary Trust              $         --        $       --         $        --

*Putnam Fiduciary Trust
                                     $ 62,481,589        $42,383,851        $20,097,738

*Putnam Fiduciary Trust
                                     $186,298,848        $93,749,420        $92,549,428

*Putnam Fiduciary Trust
                                      $        --        $        --        $        --

CATEGORY (iii): SERIES OF
SECURITIES TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS

*Putnam Fiduciary Trust

                                      $ 34,142,666        $34,142,666        $        --

*Putnam Fiduciary Trust

                                      $16,699,026         $14,286,849        $ 2,412,177

*Putnam Fiduciary Trust

                                      $ 69,960,684        $48,507,529        $21,453,155

*Putnam Fiduciary Trust

                                      $188,562,520        $95,074,262        $93,488,258

There were no category (ii) or (iv) reportable transactions during 1998.

*Indicates party-in-interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                      BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

                                       /S/ H. EUGENE McBRAYER
                                   _____________________________________________
                                       H. Eugene McBrayer, Chairman
                                       Finance Committee, Hercules Incorporated,
                                       Plan Administrator



Date: June 29, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1997 and for the year then ended were audited by other independent accountants whose report dated June 15, 1998 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
June 22, 1999

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statement of net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan as of December 31,1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31,1997 and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit of the 1997 financial statements was conducted for the purpose of forming an opinion on the basic 1997 financial statements taken as a whole. The fund information in the statement of net assets available for benefits at December 31,1997 and in the statement of changes in net assets available for benefits for the year ended December 31, 1997 is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The fund information is the responsibility of the Plan's management. The 1997 fund information has been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 1997 financial statements taken as a whole.


/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 15, 1998

                                  EXHIBIT INDEX



NUMBER            DESCRIPTION



    23.1          Consent of PricewaterhouseCoopers LLP
    23.2          Consent of Ernst & Young LLP